Exhibit 99.1

Thomson Reuters Corporation
Suite 2706, Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
Tel (416) 360-8700

February 24, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Toronto Stock Exchange
CDS Clearing and Depository Services Inc.
The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise you that the 2009 Thomson Reuters annual general meeting of shareholders will be held on May 13, 2009 in London, with a video webcast in Toronto and on www.thomsonreuters.com. This will be a joint meeting of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC.

The record date for determination of holders of Thomson Reuters Corporation common shares entitled to notice of the meeting and voting is 5:00 p.m. (Eastern Daylight Time) on March 31, 2009. This is also the beneficial ownership determination date. Holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009 will also be entitled to vote at the meeting.

Additional information will be provided in Thomson Reuters management information circular and notice of meeting, which will be available in the next few weeks.

Sincerely,

/s/ Paula R. Monaghan
Paula R. Monaghan
Assistant Secretary